SCHELL BRAY AYCOCK ABEL & LIVINGSTON PLLC P.O. Box 21847 Greensboro, North Carolina 27420

December 24, 2008	336.370.8808
mtuttle@sbaal.com

Via Electronic Mail

Mr. Eric Envall
Mr. John Spitz
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	FNB United Corp.
Preliminary Proxy Statement filed December 9, 2008
File No. 000-13823

Dear Messrs. Envall and Spitz:

On behalf of our client, FNB United Corp., we are attaching revised pro forma financial information in connection with the proxy statement of FNB United Corp.  The revisions reflect using a five-year expected life for purposes of estimating the fair value of the preferred stock.  For your convenience, also attached is a blacklined set of the same information, showing the changes from the statements sent to you earlier.

Should you have any questions, please feel free to contact the undersigned at (336) 370-8800 or Michael C. Miller or Mr. Severson of FNB United Corp. at (336) 626-8300.

Very truly yours,

/s/ Melanie Samson Tuttle

Melanie Samson Tuttle

MST:acw
Attachments

cc:           FNB United Corp.

Pro Forma Financial Information regarding Impact of Participation in the Capital Purchase Program

The following unaudited pro forma financial information of FNB United for the fiscal year ended December 31, 2007 and the nine months ended September 30, 2008 shows the effects of issuing $18.1 million (minimum estimated proceeds, equal to one percent of the Corporation’s risk-weighted assets) and $54.3 million (maximum estimated proceeds, requested amount and nearly equal to three percent of the Corporation’s risk-weighted assets) of preferred stock to the DOT pursuant to the Capital Purchase Program.  The pro forma financial information below reflects the issuance of warrants to purchase 711,000 shares of FNB United common stock (minimum estimated warrants to be issued) and warrants to purchase 2,134,000 shares of FNB United common stock (maximum estimated warrants to be issued), assuming a purchase price of $3.8163 per share, which is the trailing 20-day FNB United average common share price as of December 18, 2008.  It further assumes the proceeds from the Capital Purchase Program are used to reduce short-term borrowings.

The pro forma financial data presented below may change materially based on the actual proceeds received, the timing and utilization of proceeds, as well as certain other factors, including any subsequent changes in the price of the Corporation’s common stock, dividends and the discount rate to determine the fair value of the preferred stock and warrants.  Accordingly, the Corporation can provide no assurance that the pro forma assumptions included in the following pro forma financial information will ever be achieved.  The Corporation is providing the following pro forma financial information solely for the purpose of providing shareholders with information that may be useful for considering and evaluating the proposal to amend the Corporation’s articles of incorporation.

The following unaudited pro forma financial information should be read in conjunction with the consolidated financial statements and the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures about Market Risk,” from the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the period ended September 30, 2008.  Such historical information is included as Appendices A, B, C and D to this proxy statement.

Pro Forma Condensed Consolidated Summaries of Income (unaudited)

(in thousands – except per share data)	Historical 12 Months Ended	Pro Forma 12 Months Ended Minimum (1)	Pro Forma 12 Months Ended Maximum (1)
	12/31/2007	12/31/2007	12/31/2007
Total interest income	$126,640	$126,640	$126,640
Total interest expense (2)	63,028	62,100	60,245
Net interest income	63,612	64,540	66,395
Provision for loan and lease losses	5,514	5,514	5,514
Net interest income after provision for loan and lease losses	58,098	59,026	60,881
Total noninterest income	21,593	21,593	21,593
Total noninterest expense	61,044	61,044	61,044
Applicable income taxes (3)	6,286	6,611	7,260
Net income	12,361	12,964	14,170
Dividends on preferred stock (4)	0	1,038	3,115
Net income available to common shareholders	$12,361	$11,926	$11,055
PER COMMON SHARE DATA
Earnings per share, basic	$1.09	$1.05	$0.98
Earnings per share, diluted	$1.09	$1.00	$0.85
Cash dividends declared	$0.60	$0.60	$0.60
Average number of shares outstanding	11,322	11,322	11,322
Average number of shares outstanding diluted (5)	11,336	11,877	12,957

(1)
The income statement effect is given assuming the cash proceeds were received at the beginning of the period.  The minimum amounts reflect the pro forma impact assuming minimum estimated proceeds from the issuance of preferred stock (approximately $18.1 million) and issuance of warrants for 711,000 shares.  The maximum amounts reflect the pro forma impact assuming maximum estimated proceeds from the issuance of preferred stock (approximately $54.3 million) and issuance of warrants for 2,134,000 shares.

(2)
The cash proceeds are assumed to be used initially to pay down short-term borrowings at the weighted- average correspondent bank overnight lending rate of 5.125%.  Subsequent redeployment of the funds is anticipated, but the timing of such redeployment is uncertain.

(3)	Income taxes on incremental income due to the pay down of short-term borrowings are assumed to be 35%.
(4)
This amount includes dividends paid on the preferred stock and accretion of the discount recorded at issuance.  The discount on the preferred stock is amortized over a five-year period using the effective yield method.

(5)	Treasury stock method was used for purposes of evaluating the effect of the warrants on diluted shares outstanding.

Pro Forma Condensed Consolidated Summaries of Income (unaudited)

(in thousands – except per share data)	Historical 9 Months Ended	Pro Forma 9 Months Ended Minimum (1)	Pro Forma 9 Months Ended Maximum (1)
	09/30/2008	09/30/2008	09/30/2008
Total interest income	$87,391	$87,391	$87,391
Total interest expense(2)	41,410	41,073	40,401
Net interest income	45,981	46,318	46,990
Provision for loan and lease losses	12,267	12,267	12,267
Net interest income after provision for loan and lease losses	33,714	34,051	34,723
Total noninterest income	15,693	15,693	15,693
Total noninterest expense	48,292	48,292	48,292
Applicable income taxes (3)	363	481	716
Net income	752	971	1,408
Dividends on preferred stock (4)	0	779	2,336
Net income available to common shareholders	$752	$192	$(928)
PER COMMON SHARE DATA
Earnings per share, basic	$0.07	$0.02	$(0.08)
Earnings per share, diluted	$0.07	$0.02	$(0.08)
Cash dividends declared	$0.35	$0.35	$0.35
Average number of shares outstanding	11,408	11,408	11,408
Average number of shares outstanding diluted(5)	11,411	11,844	11,408

(1)
The income statement effect is given assuming the cash proceeds were received at the beginning of the period.  The minimum amounts reflect the pro forma impact assuming minimum estimated proceeds from the issuance of preferred stock (approximately $18.1 million) and issuance of warrants for 711,000 shares.  The maximum amounts reflect the pro forma impact assuming maximum estimated proceeds from the issuance of preferred stock (approximately $54.3 million) and issuance of warrants for 2,134,000 shares.

(2)
The cash proceeds are assumed to be used initially to pay down short-term borrowings at the weighted- average correspondent bank overnight lending rate of 2.478%.  Subsequent redeployment of the funds is anticipated, but the timing of such redeployment is uncertain.

(3)	Income taxes on incremental income due to the pay down of short-term borrowings are assumed to be 35%.
(4)
This amount includes dividends paid on the preferred stock and accretion of the discount recorded at issuance.  The discount on the preferred stock is amortized over a five-year period using the effective yield method.

(5)	Treasury stock method was used for purposes of evaluating the effect of the warrants on diluted shares outstanding.

Pro Forma Condensed Consolidated Balance Sheets (unaudited)

(in thousands – except per share data)	Historical As of	Pro Forma Minimum (1)	Pro Forma Maximum (1)
ASSETS	09/30/2008	09/30/2008	09/30/2008
Cash and due from banks	$35,550	$35,550	$35,550
Securities	221,384	221,384	221,384
Other short-term investments	207	207	207
Total portfolio loans and leases	1,589,101	1,589,101	1,589,101
Allowances for loans and lease losses	(26,750)	(26,750)	(26,750)
Other assets	251,634	251,634	251,634
Total assets	$2,071,126	$2,071,126	$2,071,126
LIABILITIES AND SHAREHOLDERS’ EQUITY
Total deposits	$1,519,682	$1,519,682	$1,519,682
Federal Funds purchased	9,000	0	0
Other short-term borrowings (2)	49,500	40,400	4,200
Other liabilities	96,938	96,938	96,938
Long-term debt	184,589	184,589	184,589
Total liabilities	$1,859,709	$1,841,609	$1,805,409
Common stock	28,555	28,555	28,555
Preferred stock (3)	0	18,100	54,300
Discount on preferred stock (3)	0	(833)	(2,500)
Capital surplus	114,593	114,593	114,593
Warrants (3)	0	833	2,500
Retained earnings	70,609	70,609	70,609
Accumulated other comprehensive	(2,340)	(2,340)	(2,340)
Total shareholders’ equity	$211,417	$229,517	$265,717
Total liabilities and shareholders’ equity	$2,071,126	$2,071,126	$2,071,126
REGULATORY CAPITAL RATIOS
Tier 1 capital	7.21%	8.21%	10.20%
Total risk-based capital	10.50%	11.50%	13.49%
Tier 1 leverage	6.73%	7.67%	9.52%

(1)
The balance sheet effect is given assuming the cash proceeds were received at the balance sheet date.  The minimum amounts reflect the pro forma impact assuming minimum estimated proceeds from the issuance of preferred stock (approximately $18.1 million).  The maximum amounts reflect the pro forma impact assuming maximum estimated proceeds from the issuance of preferred stock (approximately $54.3 million).

(2)	The cash proceeds are assumed to be used initially to pay down other short-term borrowings. Subsequent redeployment of the funds is anticipated, but the timing of such redeployment is uncertain.
(3)
The carrying values of the preferred stock and the warrants expected to be issued to the DOT are based on their estimated relative fair values.  The fair value of the preferred stock was estimated using a 12.00% discount rate and a five-year expected life.  The fair value of the warrants was estimated using a Black-Scholes valuation.  The Black-Scholes valuation requires assumptions regarding the Corporation’s common stock price, dividend yield, stock price volatility, and a risk-free rate.  The assumptions used for these estimated fair values may be different from the assumptions used at the time of the receipt of the cash proceeds from the DOT due to changing economic, market and other conditions and factors set forth under “Forward-Looking Statements” in this proxy statement.

Pro Forma Financial Information regarding Impact of Participation in the Capital Purchase Program

The following unaudited pro forma financial information of FNB United for the fiscal year ended December 31, 2007 and the nine months ended September 30, 2008 shows the effects of issuing $18.1 million (minimum estimated proceeds, equal to one percent of the Corporation’s risk-weighted assets) and $54.3 million (maximum estimated proceeds, requested amount and nearly equal to three percent of the Corporation’s risk-weighted assets) of preferred stock to the DOT pursuant to the Capital Purchase Program.  The pro forma financial information below reflects the issuance of warrants to purchase 711,000 shares of FNB United common stock (minimum estimated warrants to be issued) and warrants to purchase 2,134,000 shares of FNB United common stock (maximum estimated warrants to be issued), assuming a purchase price of $3.8163 per share, which is the trailing 20-day FNB United average common share price as of December 18, 2008.  It further assumes the proceeds from the Capital Purchase Program are used to reduce short-term borrowings.

The pro forma financial data presented below may change materially based on the actual proceeds received, the timing and utilization of proceeds, as well as certain other factors, including any subsequent changes in the price of the Corporation’s common stock, dividends and the discount rate to determine the fair value of the preferred stock and warrants.  Accordingly, the Corporation can provide no assurance that the pro forma assumptions included in the following pro forma financial information will ever be achieved.  The Corporation is providing the following pro forma financial information solely for the purpose of providing shareholders with information that may be useful for considering and evaluating the proposal to amend the Corporation’s articles of incorporation.

The following unaudited pro forma financial information should be read in conjunction with the consolidated financial statements and the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures about Market Risk,” from the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the period ended September 30, 2008.  Such historical information is included as Appendices A, B, C and D to this proxy statement.

Pro Forma Condensed Consolidated Summaries of Income (unaudited)

(in thousands – except per share data)	Historical 12 Months Ended	Pro Forma 12 Months Ended Minimum (1)	Pro Forma 12 Months Ended Maximum (1)
	12/31/2007	12/31/2007	12/31/2007
Total interest income	$126,640	$126,640	$126,640
Total interest expense (2)	63,028	62,100	60,245
Net interest income	63,612	64,540	66,395
Provision for loan and lease losses	5,514	5,514	5,514
Net interest income after provision for loan and lease losses	58,098	59,026	60,881
Total noninterest income	21,593	21,593	21,593
Total noninterest expense	61,044	61,044	61,044
Applicable income taxes (3)	6,286	6,611	7,260
Net income	12,361	12,964	14,170
Dividends on preferred stock (4)	0	1,038	3,115
Net income available to common shareholders	$12,361	$11,926	$11,055
PER COMMON SHARE DATA
Earnings per share, basic	$1.09	$1.05	$0.98
Earnings per share, diluted	$1.09	$1.00	$0.85
Cash dividends declared	$0.60	$0.60	$0.60
Average number of shares outstanding	11,322	11,322	11,322
Average number of shares outstanding diluted (5)	11,336	11,877	12,957

(1)
The income statement effect is given assuming the cash proceeds were received at the beginning of the period.  The minimum amounts reflect the pro forma impact assuming minimum estimated proceeds from the issuance of preferred stock (approximately $18.1 million) and issuance of warrants for 711,000 shares.  The maximum amounts reflect the pro forma impact assuming maximum estimated proceeds from the issuance of preferred stock (approximately $54.3 million) and issuance of warrants for 2,134,000 shares.

(2)
The cash proceeds are assumed to be used initially to pay down short-term borrowings at the weighted- average correspondent bank overnight lending rate of 5.125%.  Subsequent redeployment of the funds is anticipated, but the timing of such redeployment is uncertain.

(3)	Income taxes on incremental income due to the pay down of short-term borrowings are assumed to be 35%.
(4)
This amount includes dividends paid on the preferred stock and accretion of the discount recorded at issuance.  The discount on the preferred stock is amortized over a five-year period using the effective yield method.

(5)	Treasury stock method was used for purposes of evaluating the effect of the warrants on diluted shares outstanding.

Pro Forma Condensed Consolidated Summaries of Income (unaudited)

(in thousands – except per share data)	Historical 9 Months Ended	Pro Forma 9 Months Ended Minimum (1)	Pro Forma 9 Months Ended Maximum (1)
	09/30/2008	09/30/2008	09/30/2008
Total interest income	$87,391	$87,391	$87,391
Total interest expense(2)	41,410	41,073	40,401
Net interest income	45,981	46,318	46,990
Provision for loan and lease losses	12,267	12,267	12,267
Net interest income after provision for loan and lease losses	33,714	34,051	34,723
Total noninterest income	15,693	15,693	15,693
Total noninterest expense	48,292	48,292	48,292
Applicable income taxes (3)	363	481	716
Net income	752	971	1,408
Dividends on preferred stock (4)	0	779	2,336
Net income available to common shareholders	$752	$192	$(928)
PER COMMON SHARE DATA
Earnings per share, basic	$0.07	$0.02	$(0.08)
Earnings per share, diluted	$0.07	$0.02	$(0.08)
Cash dividends declared	$0.35	$0.35	$0.35
Average number of shares outstanding	11,408	11,408	11,408
Average number of shares outstanding diluted(5)	11,411	11,844	11,408

(1)
The income statement effect is given assuming the cash proceeds were received at the beginning of the period.  The minimum amounts reflect the pro forma impact assuming minimum estimated proceeds from the issuance of preferred stock (approximately $18.1 million) and issuance of warrants for 711,000 shares.  The maximum amounts reflect the pro forma impact assuming maximum estimated proceeds from the issuance of preferred stock (approximately $54.3 million) and issuance of warrants for 2,134,000 shares.

(2)
The cash proceeds are assumed to be used initially to pay down short-term borrowings at the weighted- average correspondent bank overnight lending rate of 2.478%.  Subsequent redeployment of the funds is anticipated, but the timing of such redeployment is uncertain.

(3)	Income taxes on incremental income due to the pay down of short-term borrowings are assumed to be 35%.
(4)
This amount includes dividends paid on the preferred stock and accretion of the discount recorded at issuance.  The discount on the preferred stock is amortized over a five-year period using the effective yield method.

(5)	Treasury stock method was used for purposes of evaluating the effect of the warrants on diluted shares outstanding.

Pro Forma Condensed Consolidated Balance Sheets (unaudited)

(in thousands – except per share data)	Historical As of	Pro Forma Minimum (1)	Pro Forma Maximum (1)
ASSETS	09/30/2008	09/30/2008	09/30/2008
Cash and due from banks	$35,550	$35,550	$35,550
Securities	221,384	221,384	221,384
Other short-term investments	207	207	207
Total portfolio loans and leases	1,589,101	1,589,101	1,589,101
Allowances for loans and lease losses	(26,750)	(26,750)	(26,750)
Other assets	251,634	251,634	251,634
Total assets	$2,071,126	$2,071,126	$2,071,126
LIABILITIES AND SHAREHOLDERS’ EQUITY
Total deposits	$1,519,682	$1,519,682	$1,519,682
Federal Funds purchased	9,000	0	0
Other short-term borrowings (2)	49,500	40,400	4,200
Other liabilities	96,938	96,938	96,938
Long-term debt	184,589	184,589	184,589
Total liabilities	$1,859,709	$1,841,609	$1,805,409
Common stock	28,555	28,555	28,555
Preferred stock (3)	0	18,100	54,300
Discount on preferred stock (3)	0	(833)	(2,500)
Capital surplus	114,593	114,593	114,593
Warrants (3)	0	833	2,500
Retained earnings	70,609	70,609	70,609
Accumulated other comprehensive	(2,340)	(2,340)	(2,340)
Total shareholders’ equity	$211,417	$229,517	$265,717
Total liabilities and shareholders’ equity	$2,071,126	$2,071,126	$2,071,126
REGULATORY CAPITAL RATIOS
Tier 1 capital	7.21%	8.21%	10.20%
Total risk-based capital	10.50%	11.50%	13.49%
Tier 1 leverage	6.73%	7.67%	9.52%

(1)
The balance sheet effect is given assuming the cash proceeds were received at the balance sheet date.  The minimum amounts reflect the pro forma impact assuming minimum estimated proceeds from the issuance of preferred stock (approximately $18.1 million).  The maximum amounts reflect the pro forma impact assuming maximum estimated proceeds from the issuance of preferred stock (approximately $54.3 million).

(2)	The cash proceeds are assumed to be used initially to pay down other short-term borrowings. Subsequent redeployment of the funds is anticipated, but the timing of such redeployment is uncertain.
(3)
The carrying values of the preferred stock and the warrants expected to be issued to the DOT are based on their estimated relative fair values.  The fair value of the preferred stock was estimated using a 12.00% discount rate and a five-year expected life.  The fair value of the warrants was estimated using a Black-Scholes valuation.  The Black-Scholes valuation requires assumptions regarding the Corporation’s common stock price, dividend yield, stock price volatility, and a risk-free rate.  The assumptions used for these estimated fair values may be different from the assumptions used at the time of the receipt of the cash proceeds from the DOT due to changing economic, market and other conditions and factors set forth under “Forward-Looking Statements” in this proxy statement.